UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2021

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL SE is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Total Joins the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping (February 4, 2021)

Exhibit 99.2	United States: Total adds 2.2 GW to its U.S. solar portfolio and covers all its power consumption in the country with green electricity (February 5, 2021)

Exhibit 99.3	United Kingdom Offshore Wind: Total and GIG successful in securing seabed lease rights to jointly develop 1.5 GW offshore wind project (February 8, 2021)

Exhibit 99.4	Share capital decrease by way of treasury shares cancellation (February 8, 2021)

Exhibit 99.5	Indicative ex-dividend dates for 2022 dividend (February 8, 2021)

Exhibit 99.6	Fourth quarter and full-year 2020 results (February 9, 2021)

Exhibit 99.7	Total proposes a final 2020 dividend of 0.66 €/share and a dividend of 2.64 €/share for fiscal year 2020 (February 9, 2021)

Exhibit 99.8	Disclosure of Transactions in Own Shares (February 18, 2021)

Exhibit 99.9	Natural Gas For Vehicle: Total And Sigeif Mobilités Inaugurate France’s Largest Ngv And Biongv Filling Station (February 12, 2021)

Exhibit 99.10	Capital Increase Reserved For Employees Of The Total Group In 2021 (February 19, 2021)

Exhibit 99.11	Myanmar: Total’s Full Response To The Business & Human Rights Resource Centre (February 19, 2021)

Exhibit 99.12	Total farms down 2 portfolios of renewable assets in France to Banque des Territoires and Crédit Agricole Assurances (February 23, 2021)

Exhibit 99.13	The Coalition for the Energy of the Future unveils its first seven concrete actions and welcomes three new members (February 23, 2021)

Exhibit 99.14	Disclosure of Transactions in Own Shares (February 25, 2021)

EXHIBIT INDEX

Exhibit 99.1	Total Joins the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping (February 4, 2021)

Exhibit 99.2	United States: Total adds 2.2 GW to its U.S. solar portfolio and covers all its power consumption in the country with green electricity (February 5, 2021)

Exhibit 99.3	United Kingdom Offshore Wind: Total and GIG successful in securing seabed lease rights to jointly develop 1.5 GW offshore wind project (February 8, 2021)

Exhibit 99.4	Share capital decrease by way of treasury shares cancellation (February 8, 2021)

Exhibit 99.5	Indicative ex-dividend dates for 2022 dividend (February 8, 2021)

Exhibit 99.6	Fourth quarter and full-year 2020 results (February 9, 2021)

Exhibit 99.7	Total proposes a final 2020 dividend of 0.66 €/share and a dividend of 2.64 €/share for fiscal year 2020 (February 9, 2021)

Exhibit 99.8	Disclosure of Transactions in Own Shares (February 18, 2021)

Exhibit 99.9	Natural Gas For Vehicle: Total And Sigeif Mobilités Inaugurate France’s Largest Ngv And Biongv Filling Station (February 12, 2021)

Exhibit 99.10	Capital Increase Reserved For Employees Of The Total Group In 2021 (February 19, 2021)

Exhibit 99.11	Myanmar: Total’s Full Response To The Business & Human Rights Resource Centre (February 19, 2021)

Exhibit 99.12	Total farms down 2 portfolios of renewable assets in France to Banque des Territoires and Crédit Agricole Assurances (February 23, 2021)

Exhibit 99.13	The Coalition for the Energy of the Future unveils its first seven concrete actions and welcomes three new members (February 23, 2021)

Exhibit 99.14	Disclosure of Transactions in Own Shares (February 25, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE

Date: March 1, 2021	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer